# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Golden Ocean Group Limited, CIK 0001029145
CUSIP: G39637205
Title of class of securities: Common Shares, par value $0.05 per share
Address of issuer's principal executive offices: Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda (D0), HM 08
Date of event which requires filing of this statement: 05/28/2025
Filed by CIK 0001604481
Persons authorized to receive notices and communications: Ludovic Saverys, CMB.TECH NV, De Gerlachekaai 20, Antwerp, Belgium (C9), 2000, 32-3-247-59-11; Keith J. Billotti, Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, 212574-1200

## Reporting persons
- CMB.TECH BERMUDA LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 98,400,204; sole dispositive power 0; shared dispositive power 98,400,204; aggregate amount beneficially owned 98,400,204 (49.4% of the class)
  Comment: *The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of March 20, 2025 as reported by the Issuer in its Form 20-F filed on March 20, 2025.
- CMB.TECH NV (CIK 0001604481): type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 98,400,204; sole dispositive power 0; shared dispositive power 98,400,204; aggregate amount beneficially owned 98,400,204 (49.4% of the class)
  Comment: *The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of March 20, 2025 as reported by the Issuer in its Form 20-F filed on March 20, 2025.
- COMPAGNIE MARITIME BELGE NV: type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 98,400,204; sole dispositive power 0; shared dispositive power 98,400,204; aggregate amount beneficially owned 98,400,204 (49.4% of the class)
  Comment: *The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of March 20, 2025 as reported by the Issuer in its Form 20-F filed on March 20, 2025.
- SAVERCO NV: type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 98,400,204; sole dispositive power 0; shared dispositive power 98,400,204; aggregate amount beneficially owned 98,400,204 (49.4% of the class)
  Comment: *The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of March 20, 2025 as reported by the Issuer in its Form 20-F filed on March 20, 2025.
- ALEXANDER SAVERYS: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 98,400,204; sole dispositive power 0; shared dispositive power 98,400,204; aggregate amount beneficially owned 98,400,204 (49.4% of the class)
  Comment: *The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of March 20, 2025 as reported by the Issuer in its Form 20-F filed on March 20, 2025.
- LUDOVIC SAVERYS: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 98,400,204; sole dispositive power 0; shared dispositive power 98,400,204; aggregate amount beneficially owned 98,400,204 (49.4% of the class)
  Comment: *The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of March 20, 2025 as reported by the Issuer in its Form 20-F filed on March 20, 2025.
- MICHAEL SAVERYS: type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 98,400,204; sole dispositive power 0; shared dispositive power 98,400,204; aggregate amount beneficially owned 98,400,204 (49.4% of the class)
  Comment: * The reported percentage is based on 199,403,293 common shares of the Issuer outstanding as of March 20, 2025 as reported by the Issuer in its Form 20-F filed on March 20, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.05 per share
Name of issuer: Golden Ocean Group Limited
Address of issuer's principal executive offices: Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda (D0), HM 08
Comment: This Amendment No. 4 ("Amendment No. 4") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission ("SEC") on March 11, 2025, as amended by Amendment No. 1 filed with the SEC on March 27, 2025, Amendment No. 2 filed with the SEC on April 3, 2025 and Amendment No. 3 filed with the SEC on April 24, 2025 (the "Schedule 13D") by (i) CMB.TECH Bermuda Ltd. ("CMBT Subsidiary"), (ii) CMB.TECH NV ("CMBT"), (iii) Compagnie Maritime Belge NV ("CMB"), (iv) Saverco NV ("Saverco"), (v) Alexander Saverys, (vi) Ludovic Saverys, and (vii) Michael Saverys (the foregoing corporations and individuals are collectively referred to herein as the "Reporting Persons") with respect to the common shares, par value $0.05 per share (the "Shares") of Golden Ocean Group Limited (the "Issuer"). This Amendment No. 4 is being filed solely to disclose, and file as an exhibit, a definitive agreement and plan of merger between CMBT, CMBT Subsidiary and the Issuer.

## Item 2. Identity and Background
Name of person filing: There are no material changes to Item 2 of the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

The information included in Item 4 of this Amendment No. 4 is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

On May 28, 2025, CMBT, CMBT Subsidiary and the Issuer entered into a definitive agreement and plan of merger (the "Merger Agreement"), pursuant to which the parties have agreed, subject to the terms and conditions of the Merger Agreement, to effect a stock-for-stock merger (the "Merger"), with Issuer merging with and into CMBT Subsidiary, with CMBT Subsidiary as the surviving company (the "Surviving Company").

Upon the terms and subject to the conditions of the Merger Agreement, each of the Issuer's issued and outstanding common shares, par value $0.05 per share, (other than those common shares owned by CMBT, CMBT Subsidiary, the Issuer or any of their respective subsidiaries) will be automatically cancelled and converted into the right to receive 0.95 (the "Exchange Ratio") ordinary shares, par value $0.01 per share, of CMBT (the "Merger Consideration") in the following manner: first, each issued and outstanding Issuer common share (other than those common shares owned by CMBT, CMBT Subsidiary, the Issuer or any of their respective subsidiaries) shall be automatically converted into one share of the Surviving Company (by way of cancellation of such Issuer common share and issuance of a Surviving Company share in consideration thereof); and second, each such Surviving Company share shall be automatically exchanged for the right to receive 0.95 ordinary shares in CMBT (subject to customary adjustments, including to reflect any share issuances or repurchases or the declaration and/or payments of dividends or other distributions).

Upon completion of the Merger, CMBT would issue approximately 95,952,934 new ordinary shares, assuming the Exchange Ratio is not adjusted pursuant to the Merger Agreement. The Merger is expected to result in CMBT shareholders owning approximately 70% (or 67% excluding treasury shares) of the total issued share capital of CMBT and the former Issuer shareholders owning approximately 30% (or 33% excluding treasury shares) of the total issued share capital of CMBT, assuming the Exchange Ratio is not adjusted pursuant to the Merger Agreement.

The Merger Agreement has been unanimously approved by CMBT's supervisory board and by the Issuer's board of directors (the "Issuer Board of Directors") and its special transaction committee composed solely of disinterested directors of the Issuer Board of Directors (the "Transaction Committee").

Completion of the Merger is subject to customary closing conditions, including, among others specified in the Merger Agreement: (i) the approval of the Merger by Issuer's shareholders at the special meeting convened for the purpose of voting to approve the Merger and certain other matters (the "Issuer Shareholder Meeting"); (ii) the declaration of effectiveness by the SEC of a Registration Statement on Form F-4 under the Securities Act of 1933, including a prospectus with respect to the CMBT ordinary shares constituting the Merger Consideration; (iii) the CMBT ordinary shares constituting the Merger Consideration having been approved for listing on the New York Stock Exchange; and (iv) certain antitrust approvals and other approvals specified in the Merger Agreement.

Subject to satisfaction of certain conditions, CMBT Subsidiary has agreed that at the Golden Ocean Shareholder Meeting, CMBT Subsidiary shall, among other things, vote all of its common shares of the Issuer in favor of the Merger. However, in the event that Issuer Board of Directors or Transaction Committee has made an adverse recommendation that has not been rescinded or otherwise withdrawn, the foregoing obligations of the CMBT Subsidiary shall not apply, and CMBT Subsidiary may vote the common shares of the Issuer held by CMBT Subsidiary in any manner it determines.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(e) of the Schedule 13D are hereby amended and restated as follows:

According to information provided in the Issuer's Annual Report on Form 20-F filed on March 20, 2025, the Issuer had 199,403,293 Shares issued and outstanding as of March 20, 2025. Based on the foregoing, as of the date of this filing the Reporting Persons may be deemed the beneficial owners of 98,400,204 Shares, representing approximately 49.4% of the Issuer's issued and outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this filing the Reporting Persons may be deemed to have the shared power to vote and dispose of 98,400,204 Shares.
Transactions in the class effected during the past sixty days: To the best of the Reporting Persons' knowledge, there were no transactions in the Shares effected by the Reporting Persons during the past 60 days and not previously.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:

The information included in Item 3 and Item 4 of this Amendment No. 4 is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Agreement and Plan of Merger, dated May 28, 2025, between CMB.TECH NV, Golden Ocean Group Limited and CMB.TECH Bermuda Ltd. (incorporated by reference to Exhibit 99.2 of CMB.TECH NV's Current Report on Form 6-K, filed with the SEC on May 30, 2025).

## Signatures
- CMB.TECH BERMUDA LTD.: /s/ Ludovic Saverys, Ludovic Saverys, Director (05/30/2025)
- CMB.TECH NV: /s/ Ludovic Saverys, Ludovic Saverys, Chief Financial Officer (05/30/2025)
- COMPAGNIE MARITIME BELGE NV: /s/ Ludovic Saverys, Ludovic Saverys, Chief Financial Officer (05/30/2025)
- SAVERCO NV: /s/ Ludovic Saverys, Ludovic Saverys, Director (05/30/2025)
- ALEXANDER SAVERYS: /s/ Alexander Saverys, Alexander Saverys (05/30/2025)
- LUDOVIC SAVERYS: /s/ Ludovic Saverys, Ludovic Saverys (05/30/2025)
- MICHAEL SAVERYS: /s/ Michael Saverys, Michael Saverys (05/30/2025)